UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 28, 2022

BRIX REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Newport Center Drive, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(833) 419-2749
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.1 Other Events
Final Liquidating Distribution
BRIX REIT, Inc. (the “Company” or “BRIX REIT”) has notified its stockholders that it recently completed implementation of the Company’s Plan of Liquidation, which was approved by stockholders on September 15, 2020, and will be making final distributions of $0.74 per share to the Company’s stockholders prior to April 30, 2022.
As previously disclosed, BRIX REIT’s portfolio, which included student housing, a fitness center and a quick-service restaurant, was severely and disproportionately impacted by the COVID-19 pandemic as compared to other real estate sectors. In order to reflect the impact of the COVID-19 pandemic on the Company’s portfolio, BRIX REIT reduced its share price on May 22, 2020 to $0.32 per share (based on independent appraisals as of March 31, 2020, which were completed in April 2020).
The following summarizes the steps the Company has taken to implement its Plan of Liquidation:
•On April 20, 2021, the Company sold its Starbucks property located in Manhattan, KS for $1,987,000. Most of the proceeds of this sale were used to repay a portion of the $5.0 million loan with Pacific Mercantile Bank (“PMB”).
•On October 28, 2021, the Company sold its 24-Hour Fitness property located in Fort Worth, TX for $8.7 million. The Company used the proceeds from the sale to pay off the first mortgage on the property and also repaid $2.5 million of the remaining balance of the loan with PMB, which left a remaining balance of $800,000.
•On December 2, 2021, the Company sold its interest in an Illinois Delaware Statutory Trust (“DST”) for $185,000 and used the proceeds to repay a portion of the loan with PMB, leaving $615,000 remaining to be repaid.
•On December 17, 2021 and January 31, 2022, the Company sold $700,000 and $130,000, respectively, of its Stadium View DST ownership stake. The proceeds of these sales were used to repay the remaining balance of the PMB loan and to pay third party administration expenses owed to the Company’s auditor, external tax accountants, legal counsel and transfer agent.
•On March 18, 2022, the Company completed the sale of its remaining interest in the Stadium View DST for $1,750,000.
•After reserving for the administrative costs for issuing the final distribution and filing of final tax returns, the Company has $1,864,256 of cash available for distribution to the 2,519,265 shares outstanding, resulting in a final distribution of $0.74 per share which will be issued prior to April 30, 2022.
•After the final cash distribution payments are issued in April 2022, BRIX REIT will dissolve and cease to exist and all outstanding shares will be cancelled.
The table below sets forth the calculation of the Company’s estimated net asset value (“NAV”) per share as of March 31, 2020 compared with the final value which resulted from the Company’s implementation of its Plan of Liquidation:

	March 31, 2020
	Estimated Value	Final Value
Real estate properties	$7,864,809	$10,291,062
Investment in unconsolidated entities	3,400,000	2,919,587
Cash, cash equivalents and restricted cash	496,602	156,407
Other assets	275,104	—
Total assets	12,036,515	13,367,056

Mortgage notes payable	6,114,809	6,114,809
Unsecured credit facility	4,996,361	4,999,861
Accounts payable and other liabilities	138,343	388,130
Total liabilities	11,249,513	11,502,800
Total estimated net asset vale	$787,002	$1,864,256

NAV per share	$0.32	$0.74

Note:
a.The increase in Accounts payable and other liabilities includes interest paid on the Company’s mortgage notes payable and unsecured credit facility and administrative costs incurred for implementation of the Plan of Liquidation. The administrative costs include costs for the Company’s auditor, external tax accountants, legal counsel and transfer agent. Modiv Advisors, LLC became the Company’s external advisor on January 31, 2020 and waived all of its management fees given the impact of the COVID-19 pandemic on the Company’s business and asset values.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: March 28, 2022